

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

Via E-Mail
Mr. Michael O. Matthews
Chief Financial Officer
Great Lakes Aviation, LTD
1022 Airport Parkway
Cheyenne, WY 82001

> **Re:** **Great Lakes Aviation, LTD**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 000-23224**

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 26
Accounting for Maintenance Deposits, page 27
(h) Maintenance Deposits, page 39

1. We note from the disclosure on page 27 that in connection with the early termination and related purchase of certain aircraft, $1.5 million of maintenance deposits and $.3 million of accounts receivable associated with the maintenance activity performed on the aircraft and reimbursable by the lessor, were considered to be used as part of the aircraft acquisition costs. Please explain in further detail why you believe it was appropriate to include these maintenance deposits and accounts receivable as part of the purchase price for the aircraft acquired. Your response should also indicate the relevant technical accounting literature that supports the treatment used.

Great Lakes Ltd. Financial Statements
Note 1. Business
Liquidity, page 36

2. We note from the disclosure in the first paragraph on page 37 that on November 16, 2011, the Company used $27 million of the proceeds received from the Credit Agreement to satisfy all of the Company's outstanding debt obligations with Raytheon Aircraft Corporation at a discount and to purchase the Company's common stock owned by Raytheon representing approximately 37.6% of the then outstanding common shares. We also note that as a result, the debt obligations with Raytheon were extinguished and 5,371,980 shares of the Company's common stock were returned resulting in a decrease in the issued and outstanding balance of common stock from 14,291,970 to 8,919,990 shares. We further note from your statement of operations for 2011, that the Company recognized a gain on extinguishment of debt aggregating $13,696,695 in connection with this transaction. Please tell us and revise the notes to your financial statements to explain in detail how you calculated or determined the gain recognized in connection with the extinguishment of the Raytheon obligations. As part of your response and your revised disclosure, please indicate the face and carrying amount of the debt obligations that were extinguished in this transaction and explain the nature and amount of any other items that impacted the gain recognized in your financial statements.

3. Also, we note from the disclosure on page 37 that the company used $2.5 million of the proceeds from the Credit Agreement to pay closing fees and professional fees associated with the transaction. Please explain the nature and amount of the costs comprising these closing and professional fees and explain how they were accounted for in the Company's financial statements.

Note 13 – Selected Quarterly Financial Data (Unaudited), page 49

4. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K. In this regard, we note from the disclosure in Note 1 that the Company extinguished certain debt obligation during the fourth quarter of 2011 and recognized a significant gain on this transaction.

Form 10-Q for the period ended June 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 12

5. As it appears that significant revenue reductions were primarily attributable to a reduction of scheduled service in markets that were experiencing diminishing year-over-year load factors and lower revenue passenger mile (RPM) yields, please expand your discussion to discuss the

expected long-term impact these schedule reductions will have on your future results of operations and liquidity pursuant to Item 303(A)(3)(ii)of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief